UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 14, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Enumeral Biomedical Holdings, Inc.

File No. 000-55415 - CF#33895

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PD-1 Acquisition Group, LLC (as successor in interest to and current license holder of certain assets previously belonging to Enumeral Biomedical Holdings, Inc.) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information Enumeral Biomedical Holdings, Inc. excluded from the Exhibits to a Form 10-Q filed on May 13, 2016, as amended on June 28, 2016.

Based on representations by PD-1 Acquisition Group, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.2   through May 12, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Acting Secretary